# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Leap Acquisition Corp, CIK 0002102155
CUSIP: G73167101
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Willow Workplace Menlo Park, 80 Willow Road, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002102255
Persons authorized to receive notices and communications: Kervin Pillay, CEO Willow Workplace Menlo Park, 80 Willow Road, Menlo Park, California (CA), 94025, 1 (650) 444-4105

## Reporting persons
- Paddington Partners 88 LLC (CIK 0002102255): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 6,919,500; shared voting power 0; sole dispositive power 6,919,500; shared dispositive power 0; aggregate amount beneficially owned 6,919,500 (25.7% of the class)
  Comment: (1) 6,919,500 Class A ordinary shares (on an as-converted basis), consisting of (i) 6,325,000 Class B ordinary shares ("Founder Shares") held by Paddington Partners 88 LLC (the "Sponsor"), which are convertible into Class A ordinary shares on a one-for-one basis (subject to adjustment), of which up to 825,000 Founder Shares are subject to forfeiture, in whole or in part, depending on the extent to which the underwriters' over-allotment option is not exercised within 45 days after the date of the issuer's prospectus, acquired prior to the issuer's initial public offering for an aggregate purchase price of $25,000, and (ii) 594,500 Class A ordinary shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on May 4, 2026. The foregoing excludes 594,500 Class A ordinary shares issuable upon exercise of private placement warrants, which are not exercisable within 60 days.
- Euphoria Capital: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,919,500; sole dispositive power 0; shared dispositive power 6,919,500; aggregate amount beneficially owned 6,919,500 (25.7% of the class)
  Comment: (1) 6,919,500 Class A ordinary shares (on an as-converted basis), consisting of (i) 6,325,000 Class B ordinary shares ("Founder Shares") held by Paddington Partners 88 LLC (the "Sponsor"), which are convertible into Class A ordinary shares on a one-for-one basis (subject to adjustment), of which up to 825,000 Founder Shares are subject to forfeiture, in whole or in part, depending on the extent to which the underwriters' over-allotment option is not exercised within 45 days after the date of the issuer's prospectus, acquired prior to the issuer's initial public offering for an aggregate purchase price of $25,000, and (ii) 594,500 Class A ordinary shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on May 4, 2026. The foregoing excludes 594,500 Class A ordinary shares issuable upon exercise of private placement warrants, which are not exercisable within 60 days.
- Kervin Pillay (CIK 0002102149): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); source of funds: other (OO); sole voting power 10,000; shared voting power 6,919,500; sole dispositive power 10,000; shared dispositive power 6,919,500; aggregate amount beneficially owned 6,929,500 (25.7% of the class)
  Comment: (1) 6,929,500 Class A ordinary shares (on an as-converted basis), consisting of (i) 10,000 Class B ordinary shares ("Founder Shares") held directly by Mr. Pillay, which are convertible into Class A ordinary shares on a one-for-one basis (subject to adjustment), and (ii) 6,919,500 Class A ordinary shares beneficially owned through Mr. Pillay's position as sole director of Euphoria Capital LLC, the managing member of Paddington Partners 88 LLC (the "Sponsor"), comprising (A) 6,325,000 Founder Shares held by the Sponsor, which are convertible into Class A ordinary shares on a one-for-one basis (subject to adjustment) and of which up to 825,000 are subject to forfeiture, in whole or in part, depending on the extent to which the underwriters' over-allotment option is not exercised within 45 days after effectiveness, and (B) 594,500 Class A ordinary shares included in private placement units purchased by the Sponsor at the IPO closing on May 4, 2026 for an aggregate purchase price of $5,945,000. The foregoing excludes 594,500 Class A ordinary shares issuable upon exercise of the private placement warrants included in such units, which are not exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Quantum Leap Acquisition Corp
Address of issuer's principal executive offices: Willow Workplace Menlo Park, 80 Willow Road, Menlo Park, California (CA), 94025

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Paddington Partners 88 LLC (the Sponsor), which is the holder of record of approximately 25.7% of the issued and outstanding Ordinary Shares.

(ii) Euphoria Capital is the managing member of the Sponsor.

(iii) Kervin Pillay is the sole director of Euphoria Capital ("Euphoria").

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, c/o Quantum Leap Acquisition Corp, Willow Workplace Menlo Park, 80 Willow Road, Menlo Park, CA 94025.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Richard Jhang is the sole director of Euphoria Capital, the managing member of the Sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor and Euphoria are each citizens of the Cayman Islands. Mr. Pillay is a citizen of South Africa.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the Securities Subscription Agreement dated as of December 15, 2025, between the Sponsor and the Issuer as more fully described in Item 6 of this Section 13D, which information is incorporated by reference, the Sponsor paid $25,000, to cover certain of the Issuer's offering costs in exchange for 6,325,000 Ordinary Shares (including an aggregate of up to 825,000 shares subject to forfeiture to the extent that the underwriters' over-allotment is not exercised in full)(the "Founder Shares").

On May 4, 2026, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 594,500 private placement units ("Placement Units") of the Issuer at $10.00 per Placement Unit, for an aggregate purchase price of $5,945,000, pursuant to a Private Placement Units Purchase Agreement, dated as of May 4, 2026, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Each Placement Unit consists of one Ordinary Share and one redeemable warrant (as described more fully in the Issuer's Final Prospectus dated May 4, 2026).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on an aggregate of 26,929,500 Class A Ordinary Shares on an as-converted basis as of May 4, 2026 (consisting of (i) 20,000,000 publicly issued Class A Ordinary Shares, (ii) 594,500 Class A Ordinary Shares included in the Sponsor's Private Placement Units, and (iii) 6,335,000 Class A Ordinary Shares issuable upon conversion of founder shares (6,325,000 held by the Sponsor and 10,000 held directly by Mr. Pillay)), the Reporting Persons beneficially own, in the aggregate, 6,929,500 Class A Ordinary Shares (on an as-converted basis), representing approximately 25.7% of the outstanding Class A Ordinary Shares. The foregoing excludes 594,500 Class A Ordinary Shares issuable upon exercise of the private placement warrants included in the Sponsor's Private Placement Units, which are not exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. Based on an aggregate of 26,929,500 Class A Ordinary Shares on an as-converted basis as of May 4, 2026 (consisting of (i) 20,000,000 publicly issued Class A Ordinary Shares, (ii) 594,500 Class A Ordinary Shares included in the Sponsor's Private Placement Units, and (iii) 6,335,000 Class A Ordinary Shares issuable upon conversion of founder shares (6,325,000 held by the Sponsor and 10,000 held directly by Mr. Pillay)), the Reporting Persons beneficially own, in the aggregate, 6,929,500 Class A Ordinary Shares (on an as-converted basis), representing approximately 25.7% of the outstanding Class A Ordinary Shares. The foregoing excludes 594,500 Class A Ordinary Shares issuable upon exercise of the private placement warrants included in the Sponsor's Private Placement Units, which are not exercisable within 60 days. The amounts held by each reporting person are shown as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 6,919,500,

ii. Shared power to vote or to direct the vote: 0,

iii. Sole power to dispose or to direct the disposition of: 6,919,500, and

iv. Shared power to dispose or to direct the disposition of: 0;

Euphoria

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,

ii. Shared power to vote or to direct the vote: 6,919,500,

iii. Sole power to dispose or to direct the disposition of: 0,

iv. Shared power to dispose or to direct the disposition of: 6,919,500.

Kervin Pillay

Number of shares to which the Reporting Person has:

v. Sole power to vote or to direct the vote: 10,000,

vi. Shared power to vote or to direct the vote: 6,919,500,

vii. Sole power to dispose or to direct the disposition of: 10,000,

viii. Shared power to dispose or to direct the disposition of: 6,919,500.

Mr. Pillay holds 10,000 founder shares directly and, in his capacity as the sole director of Euphoria, the Sponsor's managing member, has shared voting and dispositive power over the securities held by the Sponsor as reflected above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Subscription Agreement between the Issuer and Sponsor

On December 15, 2025, the Sponsor purchased, and the Issuer issued to the Sponsor, an aggregate of 6,325,000 Class B ordinary shares ("Founder Shares") for an aggregate purchase price of $25,000 (approximately $0.00395 per Founder Share), to fund certain organizational and offering expenses. Up to 825,000 Founder Shares are subject to forfeiture, in whole or in part, depending on the extent to which the underwriters' over-allotment option is not exercised within 45 days after the registration statement's effectiveness. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, which was filed as Exhibit 10.8 to Amendment 1 to the Issuer's Registration Statement on Form S-1 (File No. 333 293359) (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement

On May 4, 2026, simultaneously with the consummation of the Issuer's initial public offering (the "IPO"), the Sponsor purchased 594,500 private placement units ("Private Placement Units") at a purchase price of $10.00 per Private Placement Unit, for an aggregate purchase price of $5,945,000, pursuant to a Private Placement Unit Purchase Agreement between the Issuer and the Sponsor. Each Private Placement Unit consists of one Class A ordinary share and one redeemable warrant to purchase one Class A ordinary share at an exercise price of $11.50 per share, on the terms described in the Issuer's prospectus. The Private Placement Units (and the securities underlying them) are subject to transfer restrictions that, subject to limited exceptions, prohibit transfer until 30 days after the completion of the Issuer's initial business combination. The description of the Private Placement Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 6, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Letter Agreement

On May 4, 2026, in connection with the IPO, the Issuer, the Sponsor and certain of the Issuer's directors and officers entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, among other things, the Sponsor and such directors and officers agreed: (A) to vote their Founder Shares, any Class A ordinary shares included in the Private Placement Units, and any public shares they purchase in favor of the Issuer's initial business combination; (B) not to propose, or vote in favor of, any amendment to the Issuer's amended and restated memorandum and articles of association that would affect the substance or timing of the Issuer's obligation to allow redemptions or to redeem 100% of its public shares if it does not complete its initial business combination within the time period set forth therein, unless the Issuer provides public shareholders the right to redeem their public shares in connection with such amendment; (C) not to redeem any of their shares in connection with a shareholder vote (or tender offer) to approve the Issuer's initial business combination or a vote to amend pre business combination provisions of the Issuer's amended and restated memorandum and articles of association; and (D) that the Founder Shares will be waived from any liquidating distribution if no business combination is completed. In addition, subject to certain limited exceptions, the initial shareholders agreed not to transfer, assign or sell their Founder Shares until the earlier of (i) 180 days after completion of the Issuer's initial business combination or (ii) subsequent to the Issuer's initial business combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and similar events) for any 20 trading days within any 30-trading-day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the securities included in the Private Placement Units and the Class A ordinary shares issuable upon exercise of the related private placement warrants will not be transferable, assignable or saleable by the Sponsor until 30 days after the completion of the Issuer's initial business combination. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, which was filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 6, 2026 (and is incorporated by reference herein as Exhibit [ ]).

Registration Rights Agreement

On May 4, 2026, in connection with the IPO, the Issuer entered into a registration rights agreement with the Sponsor and certain other security holders (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Sponsor and such holders were granted customary demand, shelf (when the Issuer is eligible) and piggyback registration rights with respect to, among other securities, the Founder Shares (and the Class A ordinary shares issuable upon conversion thereof), the Class A ordinary shares included in the Private Placement Units and the Class A ordinary shares issuable upon exercise of the private placement warrants, in each case subject to customary cutbacks, blackout/suspension periods, cooperation requirements and lock-up/transfer restrictions. The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed as Exhibit 10.2 to the Current Report on Form 8 K filed by the Issuer on May 6, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of December 15, 2025, as amended by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Amendment No. 1 to Form S-1 filed by the Issuer with the SEC on February 27, 2026).

Exhibit 10.2 - Placement Units Purchase Agreement, dated as of May 4, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2026).

Exhibit 10.3 - Letter Agreement, dated as of May 4, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2026).

Exhibit 10.4 - Registration Rights Agreement, dated as of May 4, 2026 by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 6, 2026).

Exhibit - 99.1 Joint Filing Agreement, dated May 8, 2026 by and among the Reporting Persons.

## Signatures
- Paddington Partners 88 LLC: /s/ Kervin Pillay, Kervin Pillay, Sole Director of Managing Member (05/08/2026)
- Euphoria Capital: /s/ Kervin Pillay, Kervin Pillay, Sole Director (05/08/2026)
- Kervin Pillay: /s/ Kervin Pillay, Kervin Pillay (05/08/2026)